To : The U.S. Securities & Exchange Commission

Cc : Ms. Kammy Yuen - The Bank of New York, HK
Ms. Kathy Jiang - The Bank of New York, New York, USA

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)
(Stock Code: 511)

ANNOUNCEMENT OF 2004 INTERIM RESULTS

The directors of Television Broadcasts Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004. These condensed interim results, along with selected explanatory notes have been reviewed by the Company's audit committee and by the Company's external auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards 700 "Engagement to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2004

	Note	Unaudited Six months ended 30 June 2004 HK$'000	2003 HK$'000
Turnover		1,695,542	1,433,835
Cost of sales		(899,040)	(800,918)
Gross profit		796,502	632,917
Other revenues	2	18,533	17,189
Selling and distribution costs		(224,662)	(228,743)
General and administrative expenses		(240,899)	(255,917)
Other operating income		10,108	4,106
Gain on deemed disposal of subsidiaries		-	27,726
Gain on disposal of a subsidiary		-	5,213
Operating profit	3	359,582	202,491
Finance costs	4	(4,003)	(8,676)
Share of profits less losses of			
Jointly controlled entities		(1,911)	(7,613)
Associated companies		(76,853)	(3,954)
Profit before taxation		276,815	182,248
Taxation	5	(42,760)	(15,872)
Profit after taxation		234,055	166,376
Minority interests		(16,590)	(11,310)
Profit attributable to shareholders		217,465	155,066
Proposed interim dividend		87,600	87,600
Earnings per share	6	HK$0.50	HK$0.35

Notes:

1. **Segment information**

An analysis of the Group's turnover and results for the period by business segments is as follows:

Six months ended 30 June 2004

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1a)*							
External sales	828,497	285,721	97,698	432,719	50,907	-	1,695,542
Inter-segment sales	541	47,733	106	7,103	3,879	(59,362)	-
	829,038	333,454	97,804	439,822	54,786	(59,362)	1,695,542
Segment results *(Note 1a)*	95,239	184,781	(6,878)	76,499	8,987	754	359,582
Finance costs							(4,003)
Share of profits less losses of							
Jointly controlled entities	-	-	-	4	(1,915)		(1,911)
Associated companies	-	-	-	(76,853)	-		(76,853)
Profit before taxation							276,815
Taxation							(42,760)
Profit after taxation							234,055
Minority interests							(16,590)
Profit attributable to shareholders							217,465

Note 1a: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	72,368	-	11,848		84,216
Operating profits	-	-	21,164	-	3,166		24,330

Six months ended 30 June 2003

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1b)*							
External sales	672,254	256,449	125,706	329,092	50,334	-	1,433,835
Inter-segment sales	120	47,981	88	7,609	8,718	(64,516)	-
	672,374	304,430	125,794	336,701	59,052	(64,516)	1,433,835
Segment results *(Note 1b)*	(13,448)	169,748	(21,202)	31,330	1,383	1,741	169,552
Gain on deemed disposal of subsidiaries							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(8,676)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(3,472)	(4,141)		(7,613)
Associated companies	-	-	-	(3,954)	-		(3,954)
Profit before taxation							182,248
Taxation							(15,872)
Profit after taxation							166,376
Minority interests							(11,310)
Profit attributable to shareholders							155,066

Note 1b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	85,370	-	9,389		94,759
Operating profit/(losses)	-	-	(15,724)	-	1,212		(14,512)

An analysis of the Group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover Six months ended 30 June 2004 HK$'000	2003 HK$'000	Operating profit/(loss) Six months ended 30 June 2004 HK$'000	2003 HK$'000
Geographical segments:				
Hong Kong	948,741	712,138	111,704	(10,731)
Taiwan	345,870	319,984	87,153	65,448
USA and Canada	104,255	110,983	63,467	22,204
Australia	29,563	25,496	(7,302)	(14,928)
Europe	28,938	43,899	(21,666)	1,578
Mainland China	44,021	43,517	20,016	20,099
Malaysia and Singapore	174,755	160,721	94,982	75,391
Other countries	19,399	17,097	11,228	10,491
	1,695,542	1,433,835	359,582	169,552
Gain on deemed disposal of subsidiaries				27,726
Gain on disposal of a subsidiary				5,213
				202,491

2. **Other revenues**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Interest income	753	1,615
Others	17,780	15,574
	18,533	17,189

3. **Operating profit**

Operating profit is stated after crediting and charging the following:

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Crediting		
Reversal of impairment of fixed assets	7,210	-
Reversal of over provision for onerous contracts	11,014	-
Charging		
Depreciation - owned fixed assets	139,672	99,308
Depreciation - leased fixed assets	26	152
Impairment of fixed assets	-	16,056
Cost of programmes, film rights and stocks	627,032	502,593
Amortisation of goodwill	3,698	480

4. **Finance costs**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Interest on overdrafts, bank loans and other loans	3,975	8,645
Interest element of finance leases	28	31
Interest element of land premium paid	-	2,071
Total borrowing costs incurred	4,003	10,747
Less: Interest amount capitalised in land	-	(2,071)
	4,003	8,676

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Current taxation:		
- Hong Kong profits tax	3,764	6,096
- Overseas taxation	20,331	4,052
- Under provisions in prior periods	110	256
Deferred taxation relating to the origination and reversal of temporary differences	18,555	134
Deferred taxation resulting from an increase in tax rate	-	5,334
	42,760	15,872

6. **Earnings per share**

The calculation of earnings per share for the period is based on profit attributable to shareholders of HK$217,465,000 (2003: HK$155,066,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2004 and 2003.

INTERIM DIVIDEND

The directors are pleased to declare an Interim Dividend of HK$0.20 (2003: HK$0.20) per share for 438,000,000 issued shares.

Dividend warrants will be despatched to shareholders on 30 September 2004. The transfer books of the Company will be closed from 22 September 2004 to 24 September 2004, both dates inclusive.

MANAGEMENT DISCUSSION AND ANALYSIS

Review Of Operations

(a) *Operating Results For The Period*

For the six months ended 30 June 2004, the Group achieved a turnover of HK$1,696 million, an increase of 18% over the same period last year. Profit attributable to shareholders amounted to HK$217 million, an increase of 40% over the same period last year (2003: HK$155 million). Earnings per share increased to HK$0.50 (2003: HK$0.35).

(b) *Business Review And Prospects*

Terrestrial Television Broadcasting

Forward sales for 2004 recorded at the close of upfront selling in December 2003 showed promising growth over that of 2003.

This heralded the start of a six-month period (January to June 2004) of robust growth in advertising revenues. Total advertising sales revenue recorded a 23% growth over the same period in 2003.

The programme and product sponsorship relaxations that took effect in July last year contributed significant non-airtime dollars. The contribution from programme sponsorship has shown double-digit growth over last year while the contribution from product sponsorship has exceeded internally set targets. These innovative forms of promotion will continue to be improved and developed in the months ahead in order to increase our share of the total media pie.

The prospects for the second half of the year are positive given the widespread consensus of a significantly improved economy this year and the strong sales momentum generated so far.

In terms of viewership, Jade and Pearl continued to gain strong audience support during the first half of 2004. Jade achieved an average 81% weekday primetime (7:00 – 11:30 p.m.) audience share of terrestrial Chinese channels; and Pearl garnered an average 73% weekly primetime (Monday to Sunday 7:00 p.m. – 12:00 midnight) audience share of terrestrial English channels.

With the Government's announcement, in July, of the policy framework of implementing digital terrestrial television ("DTT") in Hong Kong, as one of the two incumbent terrestrial television broadcasters, TVB would have one and a half multiplexes for the development of digital services – half a multiplex for digital migration, i.e. simulcasting of existing analogue channels, and an additional multiplex to launch new HDTV broadcasting services. The digital services are expected to commence in 2007. The Government's priority is to ensure a smooth analogue-to-digital migration of the existing terrestrial television services. The remaining two multiplexes (out of the five multiplexes available in Hong Kong) would be assigned later after existing terrestrial broadcasters have confirmed the technical feasibility of the Single Frequency Network configuration. Discussions on multiplex licensing details would be held with the Government during the second half of 2004.

TVB has been preparing to meet the DTT challenge when building the digital production centre at TVB City, Tseung Kwan O. Digital production of our drama and non-drama programmes have started since our state-of-the-art studios at TVB City became fully operational last November.

We will continue to expand our production capabilities and diversity in 2004. Drama co-productions were extended to Thailand early in the year and production output in China will be increased to 100 hours annually.

Programme Licensing And Distribution

Revenue from programme licensing and distribution during the period recorded single-digit percentage growth. We have started to look beyond conventional media and will supply content to broadband and wireless media.

The stringent Government restriction is still the main obstacle to the growth of our telecast licensing business in China. A new policy was implemented in the first half of 2004 that banned certain types of programmes. This affected our telecast licensing business in the same period, but the impact will not last long as the demand for content continues to grow and we have a larger library of other types of programmes to supply to this market.

Together with the strong growth in our VCD licensing business, we expect our licensing business to continue to grow this year.

Overseas Satellite Pay TV Operations

(a) *TVB Satellite Platform ("TVBSP") USA*

With joint promotional activities and special package offers by DirecTV and our installers, the subscriber base of our 5-channel package grew at a satisfactory double-digit rate. We anticipate the same growth rate throughout 2004.

In April, TVBSP was able to reach a settlement agreement with SES Americom for an early exit of the remaining 9-year transponder lease of AMC-4.

(b) *TVB Australia ("TVBA")*

In Australia, the programming revamp introduced in July 2003 delivered a steady and stable growth in subscribers and also reduced churn. TVBA maintained a double-digit growth for the first half of 2004.

(c) *The Chinese Channel ("TCC") Europe*

In Europe, TCC's subscription growth has been moderate. Churn was still high thus reducing net growth.

Besides the satellite delivery channel that will be used to deliver live news and variety programmes directly from HK to TCC's playout centre as an immediate measure to improve programming, TCC is exploring the viability of increasing its channel capacity to enrich its current single-channel offering.

Channel Operations

(a) *Taiwan*

Despite the political controversies after the March 2004 presidential election and the slow economic recovery, our Taiwan channel operations continued to record strong growth in both advertising revenue and profit. This was achieved through our creative effort in advertising sales, production and programming.

TVBS has been focusing on enhancement of its programmes and production, especially its local drama production, which has received good response and would generate more overseas licensing revenue. In the second half of 2004, TVBS will produce and broadcast more drama series and major events as well as equipping its leading news channel for the coming Legislative Council Elections in Taiwan. We expect to maintain our growth pace in the remaining months of the year.

(b) *TVB8 And Xing He*

Xing He and TVB8 have made good progress to substantially reduce losses.

Subscription income has increased, especially Xing He in China where revenue grew as a result of the trial viewing offered last year.

The landing of the channels on the Galaxy pay TV platform in February also contributed towards revenue. Advertising income managed a mild increase despite fierce competition in Hong Kong and China. The savings in direct cost especially in production is another key to the much improved results.

Other Activities

(a) *Jade Animation*

The animated series "Condor Hero" produced by Jade Animation performed well in TV audience ratings and regional TV and video distribution. Apart from the continuous work for Disney, the animation servicing business has slowed down due to keen competition in other markets. For future business development, Jade Animation is expanding its merchandising business and is considering the launch of an animation channel.

(b) *Internet Operations (Hong Kong And Mainland China)*

Advertising income doubled due to the creation of more mini sites and web pages for sponsors of TVB programmes. This has helped to make up for a shortfall in the income from Broadband, due to a lower rate of new subscriptions. A substantial new revenue stream is the sale of content to 3G network providers. These brought about a healthy 24% growth in total revenue in the first 6 months of 2004. The operation in China has successfully developed a new revenue stream for content provision to Short Message Services ("SMS") which shows potential for further growth.

(c) *Magazine Publishing*

Advertising income recovered strongly, showing a 20% growth over the same period last year. However, magazine sales has been under pressure along with the rest of the magazine market. The advertising revenue prospects for the rest of the year are positive and steps are being taken to reverse erosion in magazine sales.

(d) *Mainland Joint Venture*

Solid economic growth and the rapid commercialization of the TV media industry in the mainland helped our joint venture show encouraging growth in the first half of 2004. Further growth is expected following the expansion of existing business and the launch of new projects.

The daily infotainment programme which commenced last year continues to enjoy satisfactory ratings. Advertising income has also shown good growth since the first quarter of the year. Our joint venture is actively seeking similar opportunities for syndications and cooperations with local media partners on life-style and variety programmes.

We have also strengthened our drama syndication business to a nationwide coverage. An efficient and effective network has been established linking all major TV stations in the mainland. We have invested in various costume dramas in the mainland and have imported high quality Chinese language dramas into the mainland markets.

Other than the conventional TV media business, our new media business including provision of content to SMS and Broadband Services, also shows favourable progress. Our SMS business which is integrated with various TV programmes, contributes healthy cash flow since its launch in late 2003. We expect considerable growth of our content supply after commencing services in Guangzhou in June 2004 and the introduction of Interactive Voice Response and Multi-media Messaging Services in due course. Regarding Broadband Content Provision, there are plans to launch such services in the later part of the year in cooperation with mainland telecommunication companies.

In view of the above progress and the continuous vigorous growth of the economy in China, we are optimistic that our joint venture in the mainland will enjoy a quantum leap in the near future.

New business – Hong Kong Pay TV

The pay TV platform of Galaxy Satellite Broadcasting Limited ("GSBL") – exTV, was launched in February 2004. (GSBL is a joint venture company, with 51% share owned by Intelsat and 49% by TVB.) TVB will continue to produce and package five channels for exTV. The 24-hour-news channel TVBN, drama and entertainment channel TVBE and the children's channel by day and family channel by night TVBQ are produced for the local pay TV market and broadcast in Cantonese; and the general entertainment channel TVB8 and the drama channel Xing He, which also serve the mainland and overseas markets, in Putonghua. Our share of the start up losses to 30 June 2004 amounting to HK$77 million was recorded. The project is at its very early stage and steps are being taken to improve the home reach of the services.

Financial Review

(a) ***Capital Assets, Investment, Liquidity And Debts***

As at 30 June 2004, fixed assets of the Group stood at HK$2,295 million, a decrease from last year end of HK$70 million, which represented depreciation charges exceeding the assets acquired during the period. With the completion of the TVB City Project last year, CAPEX has reduced substantially.

In accordance with the Subscription & Shareholders Agreement entered into with Intelsat Hong Kong Limited, TVB will contribute a total investment of HK$520 million to be paid over a period of time. As of 31 December 2003, a sum of HK$138 million was paid. Further cash investment of HK$45 million was paid on 18 February 2004 and contribution in kind (mainly for programmes supplied) capitalized during the period amounted to HK$74 million, thus increasing the total investment contribution in Galaxy Satellite TV Holding Limited (which owns 100% of GSBL, the company holding the Pay TV service licence) to HK$257 million as at 30 June 2004. Further contributions in kind and cash will be due: in 2004 HK$76 million; in 2005 HK$138 million and the balance HK$49 million in 2006, thus making up a total of HK$520 million.

Cash and bank balances as at 30 June 2004 amounted to HK$335 million, a slight decrease of HK$27 million over last year end (HK$362 million). About 31% of the cash balance was maintained in overseas subsidiaries for their daily operation and 17% in accounts for specially assigned purposes. To finance current working capital requirements, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

Accounts receivable decreased by 4% from the position at the end of last year, reflecting a lower level of billing for local advertising at the beginning of the year. Adequate provision has been set aside to allow for any delinquency. Accounts payable remains almost the same as last year end.

The Group recorded a gearing ratio of 15.7% as of 30 June 2004 (December 2003: 18.7%) which was measured by total debts of HK$510 million (December 2003: HK$618 million) against a shareholders' fund of HK$3,247 million (December 2003: HK$3,295 million). The decrease was due to repayment of bank loans taken out by overseas subsidiary companies.

- Debts decreased over last year by HK$108 million due to repayment of short-term loans.
- Debts consisted of short and long-term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan and the TVB City Project, etc. Loans totalling HK$70 million (December 2003: HK$85 million) were secured by assets of subsidiary companies.
- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of the banks.
- The debt maturity profile as at 30 June 2004 was as follows: within one year HK$461 million (91%); in the second year HK$5 million (1%); in the third to fifth years HK$17 million (3%) and after the fifth year HK$27 million (5%).
- Debts were denominated mainly in Hong Kong Dollars (86%), New Taiwan Dollars (13%) and other currencies, such as US Dollars and Australian Dollars.
- The Group did not have any committed borrowing facilities during the period.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities and associated companies, decreased by 32% to HK$165 million (December 2003: HK$243 million).

(b) *Provision Written-back*

The Group had a contractual commitment for transponder capacity (36 MHz) on AMC-4 (beaming over the USA, including Hawaii) provided by SES Americom for a period of ten years to 30 September 2012. Following the migration of our satellite platform to DirecTV in USA, this transponder capacity became redundant. In March 2004, Memorandums of Understanding ("MOUs") were signed with channel operators and operators of broadcasting platforms which we anticipated would lead to the signing of subleases, at prevailing market rates, covering the full original transponder capacity. These sublease rates were expected to be lower than the rates in our original transponder lease. Accordingly, a provision of HK$54 million was made in last year's accounts to cover the shortfall between our original lease obligation and the anticipated revenue from subleases through to the end of the original contract term. However, upon further negotiation with SES Americom before the conclusion of the MOUs, they were willing to accept an early termination of the lease subject to a cash compensation. The amount of compensation was paid on 28 May 2004 and charged against the provision aforesaid. A surplus in the provision of HK$11 million was written back in the accounts for the period ended 30 June 2004.

(c) *Contingent Liabilities*

There were guarantees to the extent of HK$1.1 million (December 2003: HK$1.1 million) provided to bankers for banking facilities.

(d) *Exposure To Fluctuations In Exchange Rates And Related Hedges*

As of 30 June 2004, there was no exchange contract entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers (December 2003: HK$15.5 million). Therefore, no potential loss on such contracts was recognised in the accounts (December 2003: HK$0.8 million).

HUMAN RESOURCES

As of 30 June 2004, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,082 (December 2003: 5,242) fulltime employees. The decrease was due to manpower retrenched during the period. About 27% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. There was no share option scheme adopted by the Group during the period. From time to time, the Group organizes, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enroll on their own initiative.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2004, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2004, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30 June 2004.

The interim financial statements for the six months ended 30 June 2004 have not been audited but have been reviewed by the Company's external auditors.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2004 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com) within 14 days from the date of this announcement.

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 1 September 2004

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Norman Leung Nai Pang, G.B.S., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*